Mail Stop 4-7

April 20, 2005

Francis X. Frantz
Executive Vice President and Secretary
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202

Re: 	ALLTEL Corporation
Form S-4
Filed March 25, 2005
File No. 333-123596

Form 10-K for the fiscal year ended December 31, 2004
Filed February 10, 2005
File No. 1-4996


Western Wireless Corporation
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005
File No. 0-28160

Dear Mr. Frantz:

      We have reviewed your filings and have the following comments.
Please amend the registration statement in response to these comments as appropriate. Please respond to all other comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

ALLTEL Form S-4

General

1. Please provide draft legal and tax opinions as soon as possible to allow us time for review.

Prospectus Cover Page / Letter to Shareholders

2. Please revise to briefly clarify that ALLTEL will be the surviving company in the merger and that Western Wireless` shares will cease being traded.

3. Please revise to disclose the total number of shares to be issued by ALLTEL in the transaction pursuant to this prospectus. See
Item
501(b)(2) of Regulation S-K.

4. Please disclose the approximate value of the transaction and the approximate percentage of the combined company that Western
Wireless
shareholders will own.

Summary, page 5

Recent Developments, page 5

5. Please revise to clarify how the May 17, 2005, issuance of shares under the purchase contracts will be relevant to Western Wireless shareholders` decision. For example, discuss the change in percentage of the combined entity that Western Wireless shareholders will own and the possible impact on the value of the merger consideration. In addition, briefly highlight why ALLTEL remarketed the senior notes underlying the corporate units.

ALLTEL`s Reasons for the Merger, page 8

6. Indicate that the increase in wireless revenue mix is from 60 percent to nearly 70 percent. In addition, characterize the markets
(e.g. rural states) where ALLTEL will be able to increase its retail position.

Interests of Certain Persons in the Merger, page 8

7. Briefly highlight the types of "interests" (severance, retention, etc.) insiders may have in the merger that are not shared by Western
Wireless` shareholder base.

Comparative Historical and Pro Forma Per Share Data, pages 18 and
19

8. Clarify in footnote (a) that an investor will receive $9.25 per share in cash in addition to ALLTEL common stock determined using the
0.535 exchange ratio.

9. Provide additional Western Wireless equivalent per share data to present the effects of a 0.7 exchange ratio. In a footnote explain to Western Wireless shareholders that this presentation reflects the equivalent pro forma per share information as if they elected to receive only shares of ALLTEL common stock for their Western Wireless shares.

Risk Factors, page 25

Risks Related to the Merger, page 25

10. We note the risk factors beginning at page 22 of Western
Wireless` Form 10-K for the fiscal year ended December 31, 2004.
Advise in your response letter why none of these risk factors are included in the Form S-4.

The Merger, page 30

Background of the Merger, page 30

11. Please expand your discussion on page 30 regarding the September
7 and September 22, 2004, meetings to address the genesis for both sides meeting to discuss a possible merger.

12. Please revise to expand your discussion on page 31 to disclose how Mr. Stanton and Mr. Ford determined "an exchange ratio of approximately 0.7 shares of ALLTEL common stock for each share of Western Wireless common stock that would result in a value per share of Western Wireless common stock of approximately $40."

13. Please revise to expand your discussion on page 31 regarding
"certain other terms" of the proposed merger, which the parties discussed on December 15 and 16, 2004.

14. Please briefly describe the alternative transactions that the Western Wireless board considered on December 17, 2004, as well as the proposals made to "two potential purchasers of Western
Wireless."
Explain how these potential purchasers were selected. Also explain why the Western Wireless board determined that a merger was necessary at that time.

15. Revise to disclose why the parties rejected price protection mechanisms and why they agreed to the addition of a cash portion to the merger consideration during meetings on January 5, 2005.

16. Describe the "open issues still remaining" and the "other risks in connection with the proposals," that the Western Wireless board discussed on January 7, 2005. Describe how the "significant open issues" were resolved before the January 9, 2005, Western Wireless board meeting.

Recommendation of the Western Wireless Board;
Western Wireless` Reasons for the Merger, page 33

Financial Terms - Premium Valuation;
Continued Interest in Combined Company, page 33

17. We note that the board considered how the merger consideration reflected a premium over current market value for Western Wireless shareholders. Also indicate what is the value of the per share merger consideration as of the most recent date practicable.

18. The caption indicates that the Western Wireless board considered a "continued interest in [the] combined company" to be a material factor in approving and recommending the merger. Please revise to explain.

Opportunity to Participate in a Stronger Combined Company After the
Merger, page 34

19. Please revise to explain, if material, the consideration that the board gave to the impact that greater post-merger size and geographic coverage will have on ALLTEL`s and Western Wireless` status as Eligible Telecommunications Carriers in order to receive federal and state Universal Service Fund support.

20. Please disclose the basis for the board`s belief that the combined company will be a more attractive acquisition target than the companies would be separately.

Alternatives to the Merger and Advantages of the ALLTEL
Transaction,
page 34

21. Please revise to clarify "the strong strategic fit" and the "geographical contiguity" between Western Wireless` operations and those of ALLTEL.

22. Please advise us in your response letter what consideration the
Western Wireless board gave, when deciding against continued independence, to potential acceleration of its credit facilities and potential changed treatment of its deferred tax attributes as a result of the proposed merger.

Opinion of Financial Advisor to Western Wireless, page 36

23. Please provide us with copies of all materials used by Bear
Stearns during their presentations to the Western Wireless board.
Also provide us with copies of all projections the advisors used in their analyses.

24. Please disclose the date that Bear Stearns was engaged to provide their advisory services. Also provide us with a copy of the engagement letter.

25. Please disclose any instructions or limitations regarding the fairness opinions that the Western Wireless board provided to Bear Stearns. See Item 1015(b)(6) of Regulation M-A.

26. Please quantify the compensation that Bear Stearns will receive in exchange for rendering their services in connection with this transaction. Also disclose the compensation that the advisors received for the services they provided for each company during the past two years. See Item 1015(b)(4) of Regulation M-A.

27. Disclose the amount of the advisor`s fee that is contingent on consummation of the merger. Also revise references to the advisor`s opinion and analyses appearing in "Recommendation of the Western
Wireless Board" to address these contingent payments.

Summary of Financial Analyses, page 37

28. For each analysis, please briefly describe the criteria used to select the comparable companies and transactions and what "certain financial information" was considered.

29. Please revise to clarify what you mean by "enterprise values" and
"transaction enterprise values."

Western Wireless Valuation, page 38

30. Explain in more detail the differences between the projections used in "Case 1" and "Case 2."

      Discounted Cash Flow Analysis, page 41

31. Please expand your discussion of how Bear Stearns calculated the weighted average cost of capital, or WACC, ranges for Western Wireless` domestic wireless business and their international wireless business. Provide similar discussions regarding the WACC ranges used for ALLTEL at page 43. Similarly expand your discussion of how Bear
Stearns determined the terminal value multiples for these discounted cash flow analyses.

ALLTEL Valuation, page 41

Selected Precedent Merger and Acquisition Transactions, page 42

32. Please advise us in your response letter why Bear Sterns used historical EBITDA multiples in their analysis of selected precedent transactions for ALLTEL on pages 42-43. In contrast, the corresponding analysis for Western Wireless at pages 39-41 uses forward-looking multiples.

Merger Consequences, page 44

Synergies, page 44

33. Please revise to provide more detail regarding the sources, amounts and timing of the synergies estimated by ALLTEL`s management.

ALLTEL`s Reasons for the Merger, page 46

34. Please revise to provide more detail regarding ALLTEL`s reasons for the merger. For example, the current discussion describes some of the benefits considered, but does not seem to discuss risks. Also, provide more detail on the "various other reasons" that the ALLTEL board considered. In expanding this discussion, please describe what consideration the ALLTEL board gave to alternative uses of the May 17, 2005, settlement proceeds from the purchase contracts.

Material United States Federal Income Tax Consequences of the
Merger,
page 50

35. It appears that you intend the tax discussion to be counsel`s opinion. If so, please revise to clearly state that this is counsel`s opinion and to identify the counsel rendering the opinion.

36. We note the statement on page 51 that "[t]he remainder of this discussion assumes that the merger will qualify as a reorganization."
Counsel may not assume any legal conclusions underlying the opinion.
Counsel must instead opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction.

The Merger Agreement, page 55

Merger Consideration, page 55

37. Highlight that the merger consideration is fixed and that any Western Wireless shareholder who receives ALLTEL common stock as part of the merger consideration may receive less value than what was anticipated at the time of approval of the merger if the price of ALLTEL`s stock declines.

Explanation of Proration, page 56

38. Please revise to provide proration examples for individual shareholders, under a separate heading from your description of the proration mechanics. As currently drafted, your examples are difficult to find. Also consider providing tabular disclosure of consideration received and aggregate per share consideration value for a range of election percentages and ALLTEL stock prices.

Explanation of Potential Adjustment to Merger Consideration, page
58

39. We note your reference to the potential NYSE requirement of ALLTEL shareholder approval. Regarding this requirement, please advise us in your response letter what consideration you gave to ALLTEL`s expected issuance of about 7% of their currently outstanding stock on the May 17, 2005, settlement of the purchase contracts, in addition to the shares to be issued in the merger. In addition, disclose what percentage of ALLTEL stock you expect to issue as merger consideration.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 98
Unaudited Pro Forma Combined Condensed Statement Of Income, page
99

40. Refer to the Pro Forma Combined Statement of Income. Since ALLTEL`s service and product revenues individually exceed 15% of your average net income in the most recent three fiscal years, please separately present these items on the face of the pro forma financial statements. Refer to Rule 11-02 (b) (3) of Regulation S-X.

41. Quantify in footnote (d) the amounts of deferred revenue and deferred acquisition costs eliminated by this adjustment. Also, explain in footnote (d) how you determined the amount of deferred revenue to record in your purchase accounting.

42. Refer to footnote (f). Explain in your response letter why you did not allocate any value to the Western Wireless roaming agreements with Cingular Wireless, AT&T Wireless, T-Mobile USA and Verizon Wireless Corporation in view of their significance to Western Wireless` business operations. Revise your pro forma financial statements, as appropriate and elsewhere throughout the filing.

43. Refer to footnote (f)(5). Advise in your response letter and disclose the assumptions and the fair value methodology you used in arriving at the fair value adjustments of $427.5 million to the carrying value of property, plant and equipment related to the international operations of Western Wireless. Are your calculating the adjustments based on current replacement cost pursuant to paragraph 37d(1) of SFAS 141?

44. Refer to footnote (f)(6). We note your purchase price allocation of $317.5 million to customer base, $500 million to international cellular licenses, $223 million to domestic cellular licenses of Western Wireless. You state that "the allocation of value to intangible assets was based on assumptions to the value of customers and cellular licenses ..." Please advise in your response letter and disclose the assumptions and your fair value methodology you used in calculating the assigned values of these intangibles.

45. Refer to adjustments (c) and (f). Explain to readers the reason(s) for the decrease in the fair values of the Western Wireless identifiable intangible assets, and advise us in detail. Your valuations are difficult to understand given that the intangible assets reported on the Western Wireless balance sheet only reflect the fair values of assets it acquired, as of the dates of its past acquisitions, subsequently reduced for amortization. The historic Western Wireless intangible asset balances do not reflect internally generated intangible assets or post acquisition enhancements in the value of acquired intangible assets. Your valuations seem to suggest that the Western Wireless business has experienced significant negative trends and circumstances which management expects will continue. It also suggests that the Western Wireless intangible assets were impaired as of December 31, 2004. Please advise in your response letter in detail and provide readers a comprehensive plain
English discussion of management`s underlying assumptions concerning the Western Wireless business and its anticipated future prospects.
In light of the significant amount of goodwill that will be acquired, you should also explain to readers why management believes the Western Wireless purchase price is not excessive given the impairment in the fair value of identified intangible assets.

46. Give pro forma effect to your wireless asset transaction with Cingular, expected to occur in the second quarter of 2005, or advise in your response letter.

47. To provide transparency, please include a separate column for each transaction depicted in your pro forma financial statements. In this regard, present the pro forma impact of the issuance of 25.0 million shares of ALLTEL common stock to settle the purchase contract obligation related to the equity units and the transaction with Cingular first, followed by a subtotal column to depict ALLTEL on a pro forma basis prior to the merger with Western Wireless. You should then present in separate columns Western Wireless historic information and the merger adjustments followed by a final pro forma column to give effect to the merger and the other transactions.

48. Specifically disclose in footnote (k) that both ALLTEL and Western Wireless actually earned 1.4% on their cash and short-term investments during the year-ended December 31, 2004, and advise in your response letter what rate each company earned on these investments.

The Annual Meeting, page 129

Other Matters, page 131

49. Please note that if a solicitation is related to a merger, the staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meeting," as described in Rule 14a-4(c)(7). We would consider an adjournment to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies for the merger, please revise your proxy card and disclosure accordingly.

50. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation."
Please revise this paragraph and the proxy card to include this language.

Annex A - Agreement and Plan of Merger

51. As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish to us a copy of any omitted schedule upon request.


ALLTEL Form 10-K for the fiscal year ended December 31, 2004

Financial Statement and Notes

Note 1. Summary of Significant Accounting Policies, pages F-47 to
F-
53

52. We note that the company`s wireline subsidiaries, except for certain acquired operations, follow the accounting for regulated enterprises prescribed by SFAS No. 71. We also note on page 15 that most states in which ALLTEL`s ILEC subsidiaries operate have adopted alternatives to rate-of-return regulation and consequently, the company has elected an alternative rate regulation for certain of its
ILEC subsidiaries. We do not understand how the alternative rate regulation plans, described on pages 16 and 17, result in a rate that meets the subparagraph 5.b. of SFAS No. 71 condition that regulated rates must be designed to recover the company`s specific subsidiaries` costs of providing the regulated services. Note in paragraph 65 of SFAS No. 71 where the Board explains that there must be a cause-and-effect relationship between the enterprise`s costs and its revenues. We do not understand how the rates charged by your subsidiaries in states where rates are capped, such as in Ohio and Texas, or capped for certain services and limited to a percentage of the inflation rate for others, are directly affected by your subsidiaries costs. Tell us in your response letter why you did not discontinue the application of FASB Statement No. 71, and apply the guidance in FASB Statement No. 101, when the company elected alternative regulation for certain of its ILEC subsidiaries or revise. If you continue to believe your ILEC subsidiaries meet the paragraph 5 conditions you should explain to us in detail the basis for this conclusion. Please include in your response an analysis, by subsidiary, explaining how each subsidiary`s rates are specifically designed to recover the subsidiary`s costs of providing services.

53. In addition, we note on page 12 that the company`s ILEC operations lost 3% of their customer access lines during 2004, the company expects this trend to continue in 2005, and the company is bundling regulated services with unregulated services and offering customers bundled pricing. In light of these circumstances, it is unclear how the company`s ILEC subsidiaries meet the condition in subparagraph 5c of FASB Statement No. 71. Refer to the guidance in paragraphs 66-69 of SFAS No. 71 and advise in your response letter.
Also, with respect to each of your wireline subsidiaries that follow the accounting prescribed in SFAS No. 71, tell us in your response letter if they actually charge customers the maximum rates permitted for basic and non-basic services in all situations. If not in all situations, please explain why and tell us in your response letter if this reflects the long-term competitive environment in which they operate.

54. Please identify for us in your response letter the company`s reporting units used for recognition and measurement of goodwill impairment loss determined in accordance with FASB Statement No. 142.
Also, please provide us a copy of your most recent test of goodwill impairment.

55. We note on page F-51 that included in accounts receivable are unbilled receivables of $153.5 million at December 31, 2004. Please summarize for us in your response letter, in quantified detail, the types of revenues that make up this balance and explain to us why these amounts were unbilled at year-end. Provide sufficiently detailed disclosure in future filings.

Note 10. Gain on Disposal of Assets, Write-Down of Investments and Other, page F-68

56. Explain to us in your response letter, in detail, why you did not treat the sale of certain assets and related liabilities to Convergys as a discontinued operation in accordance with FASB Statement No.
144.

57. Explain to us in your response letter the nature of the wireless property in Pennsylvania sold to Verizon in 2002 and your basis for not treating it as a discontinued operation in accordance with FASB
Statement No. 144.

Note 15. Agreement to Lease Cell Site Towers:

58. We note that American Tower paid the rents due under the fifteen year lease in advance. Also, American Tower has the option to purchase the towers for additional consideration at the end of the lease term. Please summarize for us in your response letter all of the significant terms of your arrangement with American Tower and provide us your detailed analysis of these terms and the applicable accounting literature in support of your treatment of the sublease arrangement with American Tower as an operating lease. You should explain to us in detail why you do not consider the arrangement to be a sales type lease.

59. Please quantify for us in your response letter the carrying value of the leased towers as of the inception of the lease.

60. Disclose in Note 15, in quantified detail, the nature and terms of American Tower`s purchase option.


Note 16. Business Segment, page F-75

61. It is unclear to us how your segment disclosures comply with SFAS
No. 131. It appears that your chief operating decision maker may assess performance at a level lower than your identified operating segments. Please identify for us in your response letter your chief operating decision maker and describe for us all the information he reviews when making decisions about resources to be allocated and when assessing performance. Provide us a copy of each of these reports. Also, to assist us in our understanding of your operations, please provide us in your response letter an organizational chart of the company that identifies the various levels of management and summarize for us the responsibilities of each manager.

Exhibit 31(a) and Exhibit 31(b)

62. We note that you have omitted introductory language in paragraph
4 of the certification required by Exchange Act Rules 13a-14(a) and
15d-14(a) that refers to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company, as well as paragraph 4(b). That language must be provided in the first annual report required to contain management`s internal control report and in all periodic reports filed thereafter. Please amend your Form 10-K in its entirety and include complete certifications in the form specified. See SEC Release No. 33-8545 (March 2, 2005), which is available on our web site at http://www.sec.gov/rules/final/33-8545.htm.


*   *   *   *   *


      Please amend your registration statement and Form 10-K as appropriate and respond to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the cover letter on EDGAR as correspondence. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Andrew Mew, Staff Accountant, at (202) 942-
2913
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
942-
1947 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 942-1933 or me at (202) 942-1990 with any other questions. Please also note that after Friday, April 23, 2005, we will be moving. After that date, you can reach us at our new main telephone number: (202) 551-3810.


Sincerely,


Larry Spirgel
Assistant Director

cc:	John P. Fletcher
Kutak Rock LLP
(501) 975-3001 (fax)
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ALLTEL Corporation
April 20, 2005
Page 12 of 12